SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of JANUARY, 2004

                               HALO RESOURCES LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F      X       Form 40-F
                                 -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No    X
                            -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                   Halo Resources Ltd.
                                                   (Registrant)

Date   JANUARY 12,   2004                          By  /s/ Nick DeMare
     ---------------------                         ---------------------------
                                                   (Signature)
                                                   Nick DeMare, Director

                               TRIMARK ENERGY LTD.

          NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS


     NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of Shareholders of Trimark Energy Ltd. (hereinafter called the "Corporation") will be held at the head office of the Corporation at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, on Thursday, the 12th day of February, 2004, at the hour of 10 o'clock in the forenoon (local time), for the following purposes:

1.   To receive the Report of the President;

2. To receive the audited consolidated financial statements of the Corporation for the fiscal year ended August 31, 2003 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

3.   To  appoint   Auditors  and  to  authorize   the  Directors  to  fix  their
     remuneration;

4.   To determine the number of Directors at three;

5.   To elect Directors;

6. To consider and, if thought fit, to approve the Corporation's stock option plan, which makes a total of 10% of the issued and outstanding shares of the Corporation available for issuance thereunder, as described in the accompanying Information Circular dated January 12, 2004;

7. To consider and, if thought fit, to approve any change of control of the Corporation in favour of Hilton Petroleum Ltd. ("Hilton") that may result from the participation of Hilton in a proposed shares for debt settlement or proposed private placement or any combination of the two, as more particularly described in the accompanying Information Circular dated January 12, 2004;

8. To consider and, if thought fit, pass a special resolution approving a name change of the Corporation, as described in the accompanying Information Circular dated January 12, 2004; and

9. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

     Accompanying this Notice is the President's Report referred to in item 1 above, as well as the Corporation's Quarterly Report for its fourth fiscal quarter which contains the Corporation's audited consolidated financial statements for the fiscal year ended August 31, 2003, an Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

     Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Corporation of any change in your mailing address.

DATED at Vancouver, British Columbia, this 12th day of January, 2004.


                              BY ORDER OF THE BOARD

                              (signed) Nick DeMare
                                   Nick DeMare
                                    Director

                               TRIMARK ENERGY LTD.
                      Suite 1305, 1090 West Georgia Street
                                 Vancouver, B.C.
                                     V6E 3V7

                              INFORMATION CIRCULAR
   (Containing information as at January 12, 2004 unless indicated otherwise)


SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of TRIMARK ENERGY LTD. (the "Corporation") for use at the Annual and Special General Meeting of Shareholders of the Corporation (and any adjournment thereof) to be held on Thursday, February 12, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

The contents and the sending of this Information Circular have been approved by the Directors of the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors and/or officers of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE TRUST COMPANY OF CANADA, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof, or delivered to the Chairman of the meeting prior to the commencement of the meeting.

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the head office of the Corporation, Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "NON-REGISTERED SHAREHOLDERS") ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Non-Registered Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Non-Registered Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.
Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has distributed copies of the Notice of Meeting, this Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Non-Registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Non-Registered Shareholders in advance of Shareholders' meetings unless the Non-Registered Shareholders has waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder should a non-registered Shareholder receiving such a form wish to vote at the Meeting, the non-registered Shareholder should strike out the names of the Management Proxyholders named in the form and insert the non-registered Shareholder's name in the blank provided and return the materials to the broker as directed. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Non-Registered Shareholders and asks Non-Registered Shareholders to return the proxy forms to ADP, ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED. All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:           Unlimited number of Common Shares
Issued and Outstanding:       2,926,859 Common Shares*

*as of the record date January 12, 2004

Only Shareholders of record at the close of business on JANUARY 12, 2004, (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

On a show of hands, every individual who is present as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each Common Share registered in his name on the list of Shareholders, which is available for inspection during normal business hours at COMPUTERSHARE TRUST COMPANY OF CANADA and will be available at the Meeting.

As far as the Directors and senior officers of the Corporation are aware, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation.

ELECTION OF DIRECTORS

The Board of Directors presently consists of two directors and it is intended to determine the number of directors at three and to elect three directors for the ensuing year.

The term of office of each of the present directors expires at the Annual General Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles and Bylaws of the Corporation, or with the provisions of the Yukon Business Corporations Act.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of common shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

                                PRINCIPAL OCCUPATION AND, IF NOT
NAME, POSITION AND              AT PRESENT AN ELECTED DIRECTOR,              PREVIOUS SERVICE             NUMBER
COUNTRY OF RESIDENCE(1)         OCCUPATION DURING THE PAST 5 YEARS(1)        AS A DIRECTOR             OF SHARES(2)

NICK DEMARE(3)                  Chartered Accountant                         Jan. 30, 1996                58,555(4)
Director
Canada

WILLIE LEE(3)                   Chartered Accountant.  CFO of IMA                  N/A                       Nil
Nominee                         Exploration Inc. since June 1996.
Canada

ANDREW CARTER(3)                Businessman.  Independent Corporate                N/A                       Nil
Nominee                         Consultant.
Canada

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(3)  Denotes member of Audit Committee.
(4) Includes 857 common shares held directly and 20,404 common shares and 37,294 common shares held by DNG Capital Corp. ("DNG") and 888 Capital Corp. ("888"), respectively. DNG is a private company wholly-owned by Mr. DeMare. 888 is a private company 50% owned by Mr. DeMare.

The Corporation does not have an executive committee at present.

STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer ("CEO") of the Corporation, regardless of the amount of compensation of that individual, and each of the Corporation's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $100,000 whether or not they are an executive officer at the end of the financial year.

During the fiscal year ended August 31, 2003, the Corporation had two Named Executive Officers, Donald W. Busby, the Corporation's former Chairman and Chief Executive Officer and Nick DeMare, the Company's current interim President and Chief Executive Officer. The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers during the financial years ended August 31, 2001, 2002 and 2003:

                                       ANNUAL COMPENSATION                     LONG TERM COMPENSATION
                                 ------------------------------       --------------------------------------
                                                                                AWARDS               PAYOUTS
                                                                      --------------------------     -------
                                                                      SECURITIES      RESTRICTED
                                                        OTHER           UNDER         SHARES OR                     ALL
                                                        ANNUAL         OPTIONS/       RESTRICTED                   OTHER
   NAME AND                                             COMPEN-          SARS           SHARE         LTIP        COMPEN-
   PRINCIPAL                     SALARY       BONUS     SATION         GRANTED          UNITS        PAYOUTS      SATION
   POSITION            Year(1)     ($)         ($)        ($)            (#)(2)          ($)           ($)          ($)
--------------------   ------    -------      -----     -------       ----------      ----------     -------      -------
Nick DeMare(3)         2003        Nil         Nil        Nil          Nil/Nil            N/A          N/A        52,215(4)
interim President,     2002        Nil         Nil        Nil          Nil/Nil            N/A          N/A        46,080(4)
CEO and Director       2001        Nil         Nil        Nil          Nil/Nil            N/A          N/A        47,110(4)


Donald W. Busby(3)     2003        Nil         Nil        Nil          Nil/Nil            N/A          N/A       100,849(5)
former Chairman,       2002        Nil         Nil        Nil          Nil/Nil            N/A          N/A       132,082(5)
President, CEO and     2001        Nil         Nil        Nil         56,142/Nil          N/A          N/A       105,296(5)
Director


NOTES:

(1)  Financial years ended August 31, 2001, 2002 and 2003.
(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(3) Mr. Busby resigned as a director and the Chairman, President and Chief Executive Officer of the Corporation on July 4, 2003. Mr. DeMare was subsequently appointed as the interim President and Chief Executive Officer of the Corporation.

(4) Paid to Chase Management Ltd. ("Chase"), a private company owned by Mr. DeMare, for accounting, administration and professional services rendered by Chase personnel. See "Management Contracts".
(5)  Amounts paid to private companies wholly owned by Mr. Busby.

                         LONG TERM INCENTIVE PLAN AWARDS

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Corporation has not granted any LTIP's during the financial year ended August 31, 2003.

                            STOCK APPRECIATION RIGHTS

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation's shares. No SAR's were granted to or exercised by the Named Executive Officers or directors during the financial year ended August 31, 2003.

                        OPTION GRANTS IN LAST FISCAL YEAR

No incentive stock options were granted to the Named Executive Officers during the past fiscal year ended August 31, 2003.

                    REPRICING OF OPTIONS IN LAST FISCAL YEAR

No incentive stock options were repriced during the fiscal year ended August 31, 2003 in respect of the Named Executive Officers.


               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                          FISCAL YEAR-END OPTION VALUES

The following table sets forth details of all exercises of stock options during the financial year ended August 31, 2003 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:


                                                                    Value of
                                                                  Unexercised
                                                Unexercised       In-the-Money
                                                 Options at         Options
                                                  Fiscal            at Fiscal
                                                 Year-End           Year-End
                    Securities    Aggregate       (#)(3)            ($)(3)(4)
                   Acquired on      Value
                    Exercise      Realized      Exercisable/       Exercisable/
Name                 (#)(1)        ($)(2)      Unexercisable      Unexercisable
---------------    -----------    ---------    -------------      -------------

Nick DeMare            Nil           Nil         14,286/Nil           Nil/Nil

Donald W. Busby        Nil           Nil         56,142/Nil           Nil/Nil

NOTES:

(1) Number of common shares of the Corporation acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Corporation on the TSX Venture Exchange.
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.

(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Corporation on the TSX Venture Exchange on August 30, 2003 of $0.07 per share, less the exercise price of in-the-money stock options.

                                  PENSION PLANS

The Corporation does not provide retirement benefits for directors or executive officers.

 TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Corporation has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Corporation's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

                            COMPENSATION OF DIRECTORS

No incentive stock options were granted or repriced during the fiscal year ended August 31, 2003 to directors who are not Named Executive Officers of the Corporation.

The following table sets forth details of all exercises of stock options/SARs during the financial year ended August 31, 2003 by directors who are not Named Executive Officers of the Corporation and the financial year-end value of unexercised options/SARs:


                                                                    Value of
                                                                  Unexercised
                                                Unexercised       In-the-Money
                                                Options/SARs      Options/SARs
                                                 at Fiscal          at Fiscal
                                                 Year-End           Year-End
                    Securities    Aggregate       (#)(3)            ($)(3)(4)
                   Acquired on      Value
                    Exercise      Realized      Exercisable/       Exercisable/
Name                 (#)(1)        ($)(2)      Unexercisable      Unexercisable
---------------    -----------    ---------    -------------      -------------

George Muscroft        Nil           Nil          8,571/Nil           Nil/Nil


NOTES:

(1) Number of common shares of the Corporation acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Corporation on the TSX Venture Exchange on the date of the exercise, less the exercise price per share.
(3) As freestanding SARs have not been granted, the numbers relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Corporation on the TSX Venture Exchange on August 30, 2003 of $0.07 per share, less the exercise price of in-the-money stock options.

During the most recently completed financial year ended August 31, 2003, directors did not receive any compensation for services provided to the Corporation in their capacities as directors and/or consultants and/or experts.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the fiscal year ended August 31, 2000, the Corporation provided a relocation loan of US$125,000 to Mr. Donald W. Busby. The loan originally bore interest at 5% per annum, compounded monthly, and was to mature on March 27, 2002. During the fiscal year ended August 31, 2002, the Corporation agreed to extend the term of the loan to January 24, 2004. In addition, the loan was renegotiated to bear interest at 10% per annum, payable quarterly. During the fiscal year ended August 31, 2003. Mr. Busby repaid the remaining outstanding principal of $114,843 and interest of $2,242.

Other than as described above, no director or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries at any time during the Corporation's last completed financial year, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular and the accompanying financial statements and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, none of the directors or officers of the Corporation, a proposed management nominee for election as a director of the Corporation, any Shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor an associate or affiliate of any of the foregoing persons had since September 1, 2002 (being the commencement of the Corporation's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Corporation or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of D & H Group, Chartered Accountants as auditors of the Corporation and to authorize the directors to fix their remuneration. D & H Group, Chartered Accountants, were first appointed auditors of the Corporation on November 12, 1987.

MANAGEMENT CONTRACTS

The Corporation has an Administrative Contract with Chase Management Ltd. ("Chase"), of Suite 1305 - 1090 W. Georgia Street, Vancouver, BC, V6E 3V7, a company wholly-owned by Nick DeMare, whereby the Corporation has retained Chase to provide ongoing administrative, accounting and management services. In return for providing such services, Chase is paid a monthly fee of $3,000 plus any out-of-pocket disbursements made by Chase on the Corporation's behalf. The Administrative Contract may be terminated by either party with two months' notice. In addition, the Corporation may engage Chase to perform extra services in which case Chase will charge the Corporation for its employees at competitive rates. Payment for such services have been included as part of "All Other Compensation" of the Summary Compensation Table for Mr. DeMare.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and senior officers may, however, be interested in the general authorization granted to the Corporation's Board of Directors with respect to "Stock Options to Insiders" as detailed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A.   STOCK OPTION PLAN

The Corporation has a rolling stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding shares of the Corporation available for issuance thereunder. The Corporation's Plan was approved by the shareholders at the last annual general meeting held in February 2003. In accordance with the policies of the TSX Venture Exchange

("TSXV"), a rolling plan, which is the type of plan the Corporation has adopted, requires the approval of the shareholders of the Corporation on an annual basis.

The purpose of the Plan is to provide the Corporation with a share related mechanism to enable the Corporation to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long term goals of the Corporation and to enable and encourage such individuals to acquire shares of the Corporation as long term investments.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board may issue a majority of the options to insiders of the Corporation. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Corporation result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Corporation's issued and outstanding share capital.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan which is available for review by any shareholder up until the day preceding the Meeting at the Corporation's head office at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, and will be available at the Meeting:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of Shares which is 10% of the issued and outstanding shares of the Corporation. Any outstanding options will form a part of the foregoing 10%. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Corporation's shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2.   The  Board  will not grant  options  to any one  person  which  will,  when
     exercised,   exceed  5%  of  the  issued  and  outstanding  shares  of  the
     Corporation.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding five years from the date on which the Board grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Corporation or ceases to be employed by the Corporation (other than by reason of death), as the case may be, then the option granted shall expire on the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Corporation, subject to the terms and conditions set out in the Plan.

The Plan may be administered by the Corporation's secretary or such other senior officer or employee as may be designated by the Board from time to time. Upon the approval of the Plan by the Corporation's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Corporation regularly employed on a full-time or part-time basis, directors of the Corporation and persons who perform services for the Corporation on an ongoing basis or who have provided, or are expected to provide, services of value to the Corporation.

The TSXV Policies require that the Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the Corporation requests that the shareholders pass the following resolution:

     "RESOLVED, as an ordinary resolution, that:

     1. subject to the approval of TSXV, the Corporation's stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding shares of the Corporation available for issuance thereunder as described in the Corporation's Information Circular dated January 12, 2004, is hereby approved; and

     2. any one director or officer of the Corporation is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution."

An ordinary resolution requires the approval of a simple majority (51%) of the votes cast in person or by proxy at a general meeting of the Corporation .

B.   CREATION OF CONTROL PERSON

The Corporation is in the process of reorganizing its affairs. As part of this reorganization, the Corporation intends to complete a debt settlement through the issuance of units of the Corporation, and a private placement of units of the Corporation, as more particularly described below.

     Debt Settlement

The Corporation has reached agreement with several of its major creditors to settle approximately $508,453 of debt by the issuance of up to 3,389,687 units of the Corporation at a deemed price of $0.15 per unit. Each unit will consist of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase an additional common share for a period of two years, at $0.20 per share in year one and at $0.25 per share in year two. The debt settlement will be completed in accordance with the pricing and the other requirements of the TSXV and is therefore, subject to TSXV approval. Hilton Petroleum Ltd. ("Hilton") is currently owed approximately $390,558 by the Corporation. As a result of this transaction, Hilton will acquire 2,603,720 units of the Corporation.

     Private Placement

In addition, in order to raise funds to pursue the exploration of certain resource properties, the Corporation proposes to complete a private placement of up to 3,400,000 units at $0.15 per unit to raise gross proceeds of approximately $510,000, with each unit comprising a share and a warrant to purchase an additional common share for a period of two years, at $0.20 share in year one and at $0.25 per share in year two. The private placement will be completed in accordance with the pricing and the other requirements of the TSXV and is therefore, subject to TSXV approval.

The Corporation currently has 2,926,859 shares outstanding. Upon completion of the debt settlement and the private placement, there will be up to 9,716,546 shares outstanding. Hilton currently owns 154,285 shares of the Corporation. If the Corporation completes the debt settlement and the private placement, Hilton could potentially own 43.52% of the outstanding shares (after giving effect to the exercise by Hilton of the warrants acquired on these transactions), as shown below:


        HILTON'S HOLDINGS                                  NO. OF SHARES

        Existing shares                                          154,285
        Debt settlement   - shares                             2,603,720
                          - warrants                           2,603,720
                                                               ---------
                                                               5,361,725
                                                               =========

        CORPORATION SHARES ISSUED                          NO. OF SHARES

        Issued and outstanding                                 2,926,859
        Shares for debt                                        3,389,687

        Private placement                                      3,400,000
        Exercise of Hilton warrants                            2,603,720
                                                              ----------
                                                              12,320,266
                                                              ==========

        Hilton ownership % in the Corporation
        after exercise of warrants                                 43.52%
                                                                   =====

As a result, these transactions may result in the creation of a new "Control Person" ( as defined in the policies of the TSXV). According to TSXV policies, if the issuance of the debt settlement securities or the private placement securities (including the shares issued on conversion of warrants or convertible securities) or a combination of the two, will result in, or is part of a transaction that will result in the creation of a new Control Person (as defined by TSXV policies), the TSXV will require the Corporation to obtain shareholder approval to the debt settlement and private placement. Accordingly, the Corporation requests that the shareholders pass the following resolution:

     "RESOLVED, as an ordinary resolution, that:

     (a) issuance of up to 3,389,687 units of the Corporation at a deemed price of $0.15 per unit to settle debts of $508,453, provided such issuances are in accordance with TSXV policies, be and is hereby approved;

     (b) the issuance of up to 3,400,000 units of the Corporation at a price of $0.15 per unit to participants in the private placement, provided such issuances are in accordance with TSXV policies, be and is hereby approved;

     (c) any creation of a new Control Person (as defined in TSXV Policies) resulting from the foregoing transactions be and it is hereby approved; and

     (d) the directors and officers of the Corporation are hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution.

An ordinary resolution requires the approval of a simple majority (51%) of the votes cast in person or by proxy at a general meeting of the Corporation .

C.   NAME CHANGE

Management proposes to change the name of the Corporation to "Halo Resources Ltd." or such other name as to be determined by the board of directors and approved by the TSXV and Registrar of Corporations (Yukon). Accordingly, at the meeting, shareholders will be asked to approve the following special resolution:

     "RESOLVED, as a special resolution, with or without amendment, that:

     1. the name of the Corporation be changed from "Trimark Energy Ltd." to "Halo Resources Ltd." or such other name as may be determined by the directors and approved by the TSXV and the Registrar of Corporations (Yukon);

     2. the Memorandum and Articles of the Corporation be altered to reflect the above name change; and

     3. notwithstanding that the shareholders of the Corporation have passed the foregoing proposed name change, the board of directors of the Corporation may, by resolution at any time, in its absolute discretion, determine the time for implementation of the proposed name change, including determining the time at which certified copies of the foregoing Special Resolution is to be filed with the Registrar of Corporations, and determine not to proceed with the proposed name change, without further approval, ratification or confirmation by the members of the Corporation."

The proposed name change must be conducted in accordance with the regulations and policy guidelines of the TSXV, and is therefore, subject to the approval of the TSXV.

The foregoing special resolution must be passed by a majority of not less than 2/3 of the votes cast by those members of the Corporation who, being entitled to do so, vote in person or by proxy at a general meeting of the Corporation.

ANY OTHER MATTERS

Management of the Corporation knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

DATED at Vancouver, British Columbia, this 12th day of January, 2004.


                       BY ORDER OF THE BOARD OF DIRECTORS


                              (signed) Nick DeMare
                                   Nick DeMare
                                    Director

                                      PROXY

               ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
                   OF TRIMARK ENERGY LTD. ( THE "CORPORATION")


TO BE HELD AT:        SUITE 1305, 1090 WEST GEORGIA STREET
                      VANCOUVER, BRITISH COLUMBIA

DATE:                 THURSDAY, FEBRUARY 12, 2004

TIME:                 10:00 AM


THE UNDERSIGNED MEMBER ("REGISTERED SHAREHOLDER") OF THE CORPORATION HEREBY APPOINTS, Nick DeMare, or failing this person, Harvey Lim, a director and the Corporate Secretary of the Corporation, or in the place of the foregoing,________________________, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.

RESOLUTIONS (For full detail of each item, please see the enclosed Notice of Meeting and Management Proxy Circular.)

                                                                                        For           Against


1.   To determine the number of Directors at three;                                   -------         -------

                                                                                        For           Withhold

2.   To elect as Director, Nick DeMare;                                               -------         -------
     To elect as Director, William Lee;                                               -------         -------
     To elect as Director, Andrew Carter;                                             -------         -------

3.   To appoint D & H Group as Auditors of the Corporation;                           -------         -------

                                                                                        For           Against

4.   To authorize the Directors to fix the auditor's remuneration;                    -------         -------

5.   To approve the Corporation's stock option plan, which makes a total of 10% of the issued and outstanding shares of the Corporation available for issuance thereunder, as described in the accompanying
     Information Circular dated January 12, 2004;                                     -------         -------

6.   To pass an ordinary resolution to approve any change of control of the Corporation in favour of Hilton Petroleum Ltd. ("Hilton") that may result from the participation of Hilton in a proposed shares for debt settlement or proposed private placement or any
     combination of the two, as more particularly described in the
     accompanying Information Circular dated January 12, 2004;                        -------         -------

7.   To pass a special resolution to approve a name change of the
     Company, as described in the accompanying Information Circular
     dated January 12, 2004; and                                                      -------         -------

8.   To transact such other business as may properly come before the Meeting.         -------         -------


THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.


SIGN HERE:
                     -----------------------------------------------------------
PLEASE PRINT NAME:
                     -----------------------------------------------------------
DATE:
                     -----------------------------------------------------------
NUMBER OF SHARES
REPRESENTED BY PROXY:
                     -----------------------------------------------------------

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1.   THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5. A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

     (a) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternative proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

     OR

     (b) APPOINT ANOTHER PROXYHOLDER, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED SHAREHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations or any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, THE REGISTERED SHAREHOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.


To be represented at the meeting, this proxy form must be received at the office of COMPUTRSHARE TRUST COMPANY OF CANADA by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The Mailing address of COMPUTERSHARE TRUST COMPANY is ATTENTION: PROXY DEPARTMENT, 9TH FLOOR, 100
UNIVERSITY   AVENUE,   TORONTO,   ONTATIO,   M5J  2Y1  and  its  fax  number  is
1-866-249-7775.